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May 7, 2025

United States Securities and Exchange Commission

Division of Corporation Finance – Office of

Industrial Applications and Services

Washington, DC 20549

Attention:	Ms. Jeanne Baker
Mr. Terence O’Brien
Mr. Robert Augustin
Mr. Conlon Danberg

Re:	Origin Agritech Limited Comment Letter dated May 6, 2025 Form 20-F, Amendment No. 1, Filed April 11, 2025 File No. 000-51576

Dear Mr. Augustin and Others:

Reference is made to the letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated May 6, 2025 (“Comment Letter”), commenting on the filing of Amendment No. 1 to the Annual Report on Form 20-F (“Form 20-F”) of Origin Agritech Limited (the “Company”), which was filed on April 11, 2025.

I am responding on behalf of the Company, as its United States counsel, to the Comment Letter. The response format sets forth the Staff comment followed by the Company response thereto.

Amendment No. 1 to Annual Report on Form 20-F

Risk Factors

Risks relating to doing business in China, page 22

1.	We note your added disclosure regarding the enforceability of civil liabilities in response to previous comment 7. In your future filings, please also disclose the risks discussed in the section captioned “Enforceability of Civil Liabilities” in a separate risk factor, which should contain disclosure with the separate enforceability section.

Securities and Exchange Commission

May 7, 2025

RESPONSE

Origin Agritech Limited (“Company”) undertakes to add a risk factor to future filings, which filing has a risk factor section, reflecting the risk factors set forth in the “Enforceability of Civil Liabilities” section of the Annual Report. Currently, the plan is to put the additional risk factor in the section “Risks relating to doing business in China.” Below is a sample of the risk factor that the Company will include in its filings:

We are incorporated under the laws of the British Virgin Islands, which can limit the ability of a shareholder to enforce their rights against the Company.

The British Virgin Islands has an underdeveloped body of securities laws and what laws do exist provide less protection to investors compared to the securities laws of the United States. Additionally, it is uncertain that shareholders may initiate a derivative action in the United States against a British Virgin Islands company and its directors and officers. It may also be difficult for a shareholder to enforce in United States courts judgments obtained in United States courts based on the civil liability provisions of the United States federal securities laws against the Company and its officers and directors. There is uncertainty as to whether the courts of the British Virgin Islands would recognize or enforce judgments of United States courts against the Company or its officers and directors predicated upon the civil liability provisions of the securities laws of the United States or any state. There is no statutory recognition in the British Virgin Islands of judgments obtained in the United States, although the courts of the British Virgin Islands will generally recognize and enforce a non-penal judgment of a foreign court of competent jurisdiction without retrial on the merits. It is uncertain whether British Virgin Islands courts would be competent to hear original actions brought in the British Virgin Islands against us or those persons predicated upon the securities laws of the United States or any state.

Substantially all of the Company assets are located in China. A majority of our directors and officers are nationals or residents of jurisdictions other than the United States and most of their assets are located outside the United States. These persons include: Mr. Gengchen Han, Mr. Shaojiang Chen, Mr. Min Lin, Mr. Weibin Yan and Mr. Chi Kin Cheng. As a result, it may be difficult for a shareholder to effect service of process within the United States upon these non-US individuals, or to bring an action against the Company or these individuals in the United States, or to enforce against the Company or these persons any judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States.

Also, the Company has been advised that foreign judgments do not have direct effect in the BVI. It may be, however, possible to enforce a foreign judgment by action at common law or, in the case of judgments from certain jurisdictions, by registration under the Foreign Judgments Reciprocal Enforcement Ordinance or the Reciprocal Enforcement of Judgments Act in the BVI. It should be noted that not every foreign judgment is capable of enforcement. Some may lend themselves only to recognition by the BVI courts. The Reciprocal Enforcement of Judgments Act (As Revised) and the Foreign Judgments (Reciprocal Enforcement) Ordinance (As Revised) does not extend to Israel or the United States of America and thus enforcement by common law would have to be sought.

(a) Under common law, any final and conclusive money judgment for a definite sum obtained against the debtor in the courts of a foreign jurisdiction is treated by the BVI courts as a cause of action for debt itself so that no retrial of the issues is necessary provided that in respect of the foreign judgment certain criteria are met.

Securities and Exchange Commission

May 7, 2025

(b) A party to a judicial proceeding in a foreign court outside the BVI who has in its favor a non-money judgment, such as a declaratory judgment or an injunction, may, in certain circumstances, be able to enforce that judgment in the courts of the BVI. This would involve that party bringing fresh proceedings in the BVI in which the equitable doctrine of estoppel could be relied upon to obtain summary judgment from the BVI court on the basis that it would be an abuse of process for the claim to be re-litigated. In order to avail itself of the equitable doctrine of estoppel, certain requirements must be met including: (a) the non-money foreign judgment must be based on a cause of action recognized under the law of the BVI; (b) the foreign judicial proceeding must have identical parties and identical issues; (c) the foreign judgment must be rendered by a court with judicial authority; (d) the judgment must be final and conclusive; and (e) the judgment debtor must either have been present in the foreign country at the time the foreign proceedings were commenced, or have submitted to the jurisdiction of the foreign court by voluntarily appearing in the foreign proceedings, or prior to the commencement of those proceedings, agreed to submit to the jurisdiction of the foreign court in respect of the subject matter of the proceedings.

*****

The Company understands that its management persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff of the Securities and Exchange Commission.

If you have any questions about the foregoing, please do not hesitate to contact Andrew D. Hudders of this firm at 212-907-7349 or ahudders@golenbock.com.

Very truly yours,

/S/ Golenbock Eiseman Assor Bell & Peskoe LLP

Golenbock Eiseman Assor Bell & Peskoe LLP

cc:	Mr. Chi Kin (Patrick) Cheng,
Chief Financial Officer